Reliance Infrastructure
Anil Dhirubhai Ambani Group

RECEIVED
2008 MAY -7 P 1:41
OFFICE OF INTER... CORPORATE...

[redacted]

08002403

Reliance Infrastructure Limited
(formerly Reliance Energy Limited)
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

SUPPL

May 2, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated May 2, 2008 enclosing therewith the certificate of Completion and compliance of extinguishment / cancellation / destruction of total 20,38,551 Equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited).

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

PROCESSED
MAY 12 2008
THOMSON REUTERS

Ramesh Shenoy
Company Secretary

Reliance Infrastructure Limited

Encl: as above

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

dlw 5/8

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
(formerly Reliance Energy Limited)
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 2, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sir,

Sub: Completion and compliance of extinguishment /cancellation / destruction of total 20,38,551 Equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished from April 1, 2008 to April 30, 2008.

A. SHARES IN DEMATERIALISED FORM EXISTING ON April 30, 2008: Nil

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	i. April 1, 2008	i. 249,070
		ii. April 4, 2008	ii. 580,670
		iii. April 11, 2008	iii. 950,260
		iv. April 22, 2008	iv. 258,551

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED ON March 31, 2008: Nil

Sr.No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
(formerly Reliance Energy Limited)
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	20,38,551

We enclose a certified true copy of certificates dated April 07, 2008, April 11, 2008, April 17, 2008 and April 24, 2008 of extinguishment / cancellation / destruction of 249,070, 580,670, 950,260 and 258,551 equity shares respectively, aggregating 20,38,551 Equity Shares obtained in accordance with the provisions regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of Nil Equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
23,65,30,262	20,38,551	23,44,91,711

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
(formerly Reliance Energy Limited)
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 2, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sir,

Sub: Completion and compliance of extinguishment /cancellation / destruction of total 20,38,551 Equity Shares of Reliance Infrastructure Limited (formerly Reliance Energy Limited)

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10 each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished from April 1, 2008 to April 30, 2008.

A. SHARES IN DEMATERIALISED FORM EXISTING ON April 30, 2008: Nil

Name of the Depository Participant and DP ID No.	Company's A/c No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	i. April 1, 2008	i. 249,070
		ii. April 4, 2008	ii. 580,670
		iii. April 11, 2008	iii. 950,260
		iv. April 22, 2008	iv. 258,551

B. SHARES IN PHYSICAL FORM CANCELLED / DESTROYED ON March 31, 2008: Nil

Sr.No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	

Reliance Infrastructure Limited

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
(formerly Reliance Energy Limited)
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED / CANCELLED / DESTROYED

Total Number of Equity Shares Extinguished (A + B)	20,38,551

We enclose a certified true copy of certificates dated April 07, 2008, April 11, 2008, April 17, 2008 and April 24, 2008 of extinguishment / cancellation / destruction of 249,070, 580,670, 950,260 and 258,551 equity shares respectively, aggregating 20,38,551 Equity Shares obtained in accordance with the provisions regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998. Kindly take the same on record.

The details of share capital after extinguishment of Nil Equity shares are as given below :

Equity share capital before the said extinguishment (No. of shares)	No. of shares extinguished / cancelled / destroyed	Equity share capital after the said extinguishment (No. of shares)
23,65,30,262	20,38,551	23,44,91,711

Kindly acknowledge receipt of this letter.

Yours faithfully,
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Reliance Infrastructure Limited

CC:
JM Financial Consultants Pvt. Ltd.,
141, Maker Chambers III,
Nariman Point,
Mumbai 400 021

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY THE RELIANCE ENERGY LIMITED ("Company")

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period April 1, 2008 to April 3, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c.No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	April 1, 2008	2,49,070

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

S.No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	2,49,070

It is certified that the above equity shares of Reliance Energy Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership No. 35671

CHATURVEDI & SHAH CHARTERED ACCOUNTANTS MUMBAI

For Karvy Computershare Private Limited

Authorised Signatory

For Reliance Energy Limited

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 07.04.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

Reliance Infrastructure

CERTIFIED TRUE COPY

For Reliance Infrastructure Limited

Company Secretary

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY THE RELIANCE ENERGY LIMITED ("Company")

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period April 4, 2008 to April 10, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c.No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	April 4, 2008	5,80,670

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

S.No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	5,80,670

It is certified that the abcve equity shares of Reliance Energy Limited_were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For **Chaturvedi & Shah**
Chartered Accountants

C. D. Lala
Partner
Membership No. 35671

For **Karvy Computershare Private Limited**

Authorised Signatory

For **Reliance Energy Limited**

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place : Mumbai
Date : 11.04.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

CERTIFIED TRUE COPY
For **Reliance Infrastructure Limited**

Company Secretary

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY THE RELIANCE ENERGY LIMITED ("Company")

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period April 11, 2008 to April 17, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	April 11, 2008	9,50,260

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

S.No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	9,50,260

It is certified that the above equity shares of Reliance Energy Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership No. 35671

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

For Karvy Computershare Private Limited

Authorised Signatory

For Reliance Energy Limited

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: 17.04.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

Reliance Infrastructure Limited

CERTIFIED TRUE COPY

For Reliance **Infrastructure Limited**

Company Secretary

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY THE RELIANCE ENERGY LIMITED ("Company")

Pursuant to the Public Notice cum Announcement dated March 6, 2008 and the Corrigendum to the Public Notice cum Announcement dated March 21, 2008, the Company commenced from March 25, 2008 its Scheme of Buyback of Equity Shares of the face value of Rs.10/- each fully paid-up, from its shareholders. The following are the details of the equity shares so bought back and extinguished for the period April 18, 2008 to April 24, 2008.

A. SHARES IN DEMATERIALISED FORM :

Name of the Depository Participant and DP ID No.	Company's A/c. No.	Date of Extinguishment	No. of Equity Shares Extinguished
Reliance Capital Limited DP ID: IN300319	10012246	April 22, 2008	2,58,551

B. SHARES IN PHYSICAL FORM CANCELLED/DESTROYED : Nil

S.No.	Registered Folio No.	Certificate No.	Distinctive No. of Shares	No. of Equity Shares Extinguished
-	-	-	-	-

C. TOTAL NO. OF EQUITY SHARES EXTINGUISHED

TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED (A + B)	2,58,551

It is certified that the above equity shares of Reliance Energy Limited were extinguished in compliance with, and according to the provisions of Sub Regulation 1 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998.

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership No. 35671

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

For Karvy Computershare Private Limited

Authorised Signatory

For Reliance Energy Limited

Lalit Jalan
Whole-time Director

S C Gupta
Whole-time Director

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: 24.04.2008

CC: JM Financial Consultants Pvt. Ltd., 141, Maker Chambers III, Nariman Point, Mumbai

Reliance Infrastructure Limited

CERTIFIED TRUE COPY
For Reliance Infrastructure Limited

Company Secretary

END